ISSUER FREE WRITING PROSPECTUS

Dated March 14, 2013

Filed Pursuant to Rule 433

Registration No. 333-178651

United Realty Trust Incorporated

FREE WRITING PROSPECTUS

United Realty Trust Incorporated (the “Company”) filed a registration statement on Form S-11 (including a prospectus) on December 21, 2011 for the offering to which this communication relates, and the registration statement became effective on August 15, 2012. The offering will only be made by means of a prospectus. Before you invest, you should read the prospectus contained in the registration statement along with the prospectus supplements and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated August 15, 2012, is available on the SEC’s website at http://sec.gov/Archives/edgar/data/1536256/000114420412046635/v321800_424b3.htm. The Company’s three prospectus supplements, dated November 16, 2012, December 6, 2012 and January 3, 2013, respectively, are available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1536256/000114420412046635/0001144204-12-046635-index.htm, http://www.sec.gov/Archives/edgar/data/1536256/000114420412066706/v329782_424b3.htm and http://www.sec.gov/Archives/edgar/data/1536256/000114420413000706/v331341_424b3.htm respectively.

Alternatively, the Company or Allied Beacon Partners, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free (855) REIT-NAV (734-8628).

On March 8, 2013, Jacob Frydman, the Company’s Chairman and Chief Executive Officer, appeared in a print interview in the Mortgage Observer Weekly, entitled “Q+A Jacob Frydman, Chairman and CEO of United Realty Partners.” The transcript of the print interview is attached as Annex A.

The article was not prepared or reviewed by the Company prior to publication. Mortgage Observer Weekly, the publisher of the article, routinely publishes articles on real estate-related news. Mortgage Observer Weekly is not affiliated with the Company, and no payment was made nor was any consideration given to Mortgage Observer Weekly by or on behalf of the Company in connection with the article. Statements in the article that are not attributed directly to Jacob Frydman represent the interviewer’s opinions and are not endorsed or adopted by the Company.

Annex A

Q+A

Jacob Frydman

Chairman and CEO of United Realty Partners

The Mortgage Observer Weekly: How did you start your career in real estate?

Jacob Frydman: At age 14, it became my job to read contracts and subcontracts and proposals to my father in connection with the housing projects he was building. My senior year of high school, I developed a property and sold it for a profit that exceeded the annual salary of the teachers in my high school.

The Mortgage Observer Weekly: What is United Realty Partners’ mission?

Jacob Frydman: Identifying opportunistic real estate investments, developing creative strategies for adding value and effectively executing those strategies to generate exceptional returns while providing consistent, stable cash flow. We believe that the next two and a half years (2013-2015) should present a once-in-a-generation buying opportunity for investment in U.S. commercial real estate. Since 2008, commercial real estate prices generally have decreased, making it possible to acquire properties for less than what such properties would have sold for three years ago, and often for less than replacement cost. Given that the U.S. is in a historically low interest rate environment, these assets can be leveraged at much lower interest levels than in the past. By prudently leveraging our real estate investments, we should be able to generate above-average risk-adjusted returns on the equity invested.

The Mortgage Observer Weekly: Can you name some of the most notable real estate investments?

Jacob Frydman: The development of 2 Dag Hammarskjold Plaza, an office condominium tower in Midtown Manhattan marketed solely to foreign governments as their missions to the United Nations; the redevelopment of the Aetna Building in lower Manhattan’s financial district; the acquisition of the New York headquarters of telecom giant Global Crossing from Goldman Sachs.

The Mortgage Observer Weekly: United Realty Trust Incorporated recently announced it has sold sufficient shares of its common stock to break escrow in connection with its IPO. It is still offering shares?

Jacob Frydman: The answer is yes. We are currently raising $1 billion in a primary offering—and I would refer you to our prospectus with respect to that offering.

The Mortgage Observer Weekly: What is the strategy of United Realty Trust?

Jacob Frydman: A dual strategy, the first being to acquire existing stabilized cash-flowing assets to support stable, consistent distributions to our shareholders, and the second is to acquire opportunistic assets which we can reposition, redevelop or remarket to create value enhancement and capital appreciation. By pursuing both strategies simultaneously, we believe we can most effectively achieve our desired investment objectives. Given that we are currently raising equity, please refer to our prospectus for complete details.

The Mortgage Observer Weekly: Last year the firm launched United Realty America Fund, a private equity fund in Europe for European investors who want to invest in the U.S. How is it going, and are you still seeing a strong European interest in investing in the U.S.?

Jacob Frydman: United Realty America Fund is moving along. Just two weeks ago, we had a group of Russian-based investors in our offices to learn about our investment strategy. Like us, we believe that investors abroad have identified the same significant buying opportunity in the United States.

The Mortgage Observer Weekly: What will be the main commercial real estate trends for 2013?

Jacob Frydman: We will see increased construction of new apartment projects, there will be more hotel deals coming to market in strong cities, and the CMBS origination will likely increase significantly over prior years’ origination from rural and suburban strip centers.